ALLSPRING FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Allspring Global Investments Holdings, LLC)

Statement of Financial Condition
and Report of Independent Registered Public Accounting Firm

December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066716

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allspring Funds Distributor, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1415 Vantage Park Drive, 3rd Floor
                                        (No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lori Gibson	704-317-8012	lgibson@allspringglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                              (Name – if individual, state last, first, and middle name)

100 North Tryon Street, Suite 3800	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Gibson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allspring Funds Distributor, LLC_____, as of 2/28_____, 2024____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _Lori M. Gb_

Title:
Financial and Operations Principal

Gail S. Overcash
Notary Public
My Commission Expires 03/31/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STATE OF CALIFORNIA – DEPARTMENT OF FINANCIAL PROTECTION AND INNOVATION
VERIFICATION FORM
DFPI-260.241.2(b) (Rev. 11-20)



TO THE COMMISSIONER OF FINANCIAL PROTECTION AND INNOVATION OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN or WITHOUT of the State of California)

I, _____ Lori Gibson _____ , declare under penalty of perjury under the laws of the

State of California that I have read the annexed financial report and supporting

schedules and know the contents thereof to be true and correct to my best

knowledge and belief; and neither the licensee nor any partner, officer, or director

thereof have any proprietary interest in any account classified solely as that of a

customer.

Executed this __28__ day of __February 2024__ at

__Charlotte__   __North Carolina__
City   State

Lori M. Sibr (signature)   _Gail S. Overcash_ (signature)
(Signature of person signing report)   (Notary)

__Financial and Operations Principal__
(Title of person signing report)

__Allspring Funds Distributor, LLC__   __133366__
(Name of Licensee)   (File Number)



My Commission expires 03/31/2027

INSTRUCTIONS:

If the broker-dealer or investment adviser is a sole proprietorship, the verification
shall be Made by the proprietor; if a partnership, by a general partner; or if a
corporation, by a duly authorized officer.





Ernst & Young LLP
100 North Tryon Street
Suite 3800
Charlotte, NC 28202

Tel: +1 704 372 6300
Fax: +1 704 331 2073
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of Allspring Funds Distributor, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allspring Funds Distributor, LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2022.

February 28, 2024

ALLSPRING FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Allspring Global Investments Holdings, LLC)

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	47,179,994
Deferred sales commissions		339,572
Prepaid expenses		523,951
Due from affiliates		8,054,365
12b-1 distribution fees receivable		1,338,686
Other receivables		110,882
Total assets	$	57,547,450

Liabilities and Member's Equity

Due to affiliates	$	5,888,875
Accounts payable		333,111
Accrued compensation and related benefits		18,059,367
Distribution fees payable		1,242,190
Other accrued expenses		811,133
Total liabilities	$	26,334,676
Member's equity		31,212,774
Total liabilities and member's equity	$	57,547,450

See accompanying notes to the financial statements.

ALLSPRING FUNDS DISTRIBUTOR, LLC

Notes to Statement of Financial Condition

December 31, 2023

(1)   Organization and Nature of Operations

Allspring Funds Distributor, LLC (AFD, the "Company"), is a wholly owned subsidiary of Allspring Global Investments Holdings, LLC (AGIH). AFD is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As of December 31, 2023, AFD's primary activity is the distribution of Allspring Funds (the "Funds"), pursuant to a service agreement with Allspring Funds Management, LLC (AFM). AFD does not receive or hold customer funds or securities.

(2)   Summary of Significant Accounting Policies

(a)   Accounting Standards Adopted

There are no new accounting standards not yet adopted that are material to the Company as of December 31, 2023.

(b)   Basis of Presentation

The Company's Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Estimates, and matters that affect the reported amounts and disclosure of contingencies in the Statement of Financial Condition, may vary from actual results.

(c)   Fair Value of Financial Instruments

In accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, AFD categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See Note 7 for further information about the fair value hierarchy and AFD's assets and liabilities that are accounted for at fair value.

(d)   Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market fund investments.

(e)   Federal and State Income Taxes

The Company is a single-member limited liability company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of the parent of AGIH, Allspring Intermediate II, LLC. Based upon a more likely than not recognition threshold, the Company determined there are no material uncertain tax positions, interest, or penalties as of December 31, 2023.

ALLSPRING FUNDS DISTRIBUTOR, LLC

Notes to Statement of Financial Condition

December 31, 2023

(3) Related-party Transactions

In the ordinary course of business, the Company enters into material transactions with affiliates. These transactions could result in charges or reimbursement to the Company and include costs incurred for employee benefit programs and operating expenses allocated by affiliates.

(a) Receivable from Affiliates

As of December 31, 2023, the Company recorded a receivable balance of $8,054,365, which consisted of $6,258,504 due from AFM for administrative, marketing, and related services performed on behalf of AFM, and $1,795,861 due from Allspring Global Investments, LLC related to transactions in the normal course of business. The receivables are presented in the Due from affiliates line on the Statement of Financial Condition.

(b) Services Provided to Affiliates

Pursuant to the terms of an administrative services agreement with AFM, the Company provided fund administrative, marketing, and related services performed on behalf of AFM. The Company also provided services to AGIH and its affiliates pursuant to the terms of a cost allocation agreement.

(c) Payable to Affiliates

As of December 31, 2023, the Company recorded a payable to affiliate balance of $5,888,875, which consisted of $1,930,896 payable to Allspring Buyer LLC related to compensation and benefits and other expenses, $3,864,496 payable to AGIH related to benefits, cost allocations, and other expenses, $10,093 payable to Allspring Group Holdings LLC, and $83,390 payable to Galliard Capital Management LLC related to the cost allocation agreement. These liabilities are recorded in the Due to affiliates line on the Statement of Financial Condition.

(d) Services Provided by Affiliates

The Company entered a cost allocation agreement with AGIH and its affiliates under which the Company receives operational, product, general and administrative support services and is allocated costs.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and as of December 31, 2023, was required to maintain minimum net capital of $250,000 under the Alternative Standard. On December 31, 2023, the Company had net capital of $19,889,485, which was $19,639,485 in excess of the minimum required.

The "Computation for Determination of Reserve Requirements from Rule 15c3-3" and "Information Relating to the Possession or Control Requirements" is not applicable to the Company. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) acting as a placement agent for unregistered funds managed by affiliate advisers, offered via private placement utilizing a Reg D, 4(a)(2) and/or Reg S exemption, to qualified institutional investors, (2) offering collective investment trusts to

3   Confidential

institutional investors that are qualified retirement plans, and (3) offering Allspring Funds to institutional investors, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(5)   Employee Benefits, Deferred Compensation and Stock Plans

     (a)   Defined Contribution Retirement Plans

     The Company sponsors a qualified defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, eligible employees who complete 1 hour of service may contribute between 1% and 50% of compensation, subject to statutory limits. The Company matches contributions each pay cycle, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are immediately 100% vested. The 401(k) Plan includes an employer discretionary profit-sharing contribution feature. Eligible employees must be employed on the last day of the plan year to be eligible for-profit sharing contributions. Contributions to the plan and any earnings are always 100% vested. Employer safe harbor match contributions and employer profit-sharing contributions are immediately 100% vested.

     (b)   Deferred Compensation

     The Company participates in Allspring's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. Awards consist of long-term deferred cash awards that generally vest over a three-year period.

     (c)   Other Benefits

     Allspring Group Holdings LLC, the ultimate parent of AFD, provides health care and other benefits for certain active and retired employees. AFD reserves the right to amend, modify or terminate any of the benefits at any time.

(6)   Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis using their quoted price and are included in cash and cash equivalents on the Statement of Financial Condition.

In accordance with ASC 820, AFD groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

Confidential

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect AFD's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 are as follows:

Description	Total	Level 1	Level 2	Level 3
Money Market Fund	$ 25,000,000	$ 25,000,000	-----	-----

(7) Dividend Paid

A dividend in the amount of $30,000,000, representing a portion of the Company's excess net capital at the time, was distributed to AGIH on April 24, 2023.

(8) Subsequent Event Disclosure

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statement was issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.